Exhibit 99.18

Strata Power Corporation Interim MD&A – Quarterly Highlights For the Six Months ended June 30, 2022 Management’s Discussion and Analysis of Financial Condition and Results of Operations Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying unaudited financial statements. The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to as US GAAP. Certain statements contained in the MD&A constitute forward - looking statements. Such forward - looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward - looking statements. Readers are cautioned not to place undue reliance on these forward - looking statements which speak only as of the date the financial statements were made and readers are advised to consider such forward - looking statements in light of the risks set forth both below and in the Company’s most recent annual report. RESULTS OF OPERATIONS Six months ended June 30, 2022 compared to six months ended June 30, 2021. For the six months ended June 30, 2022, the Company had a net income from operations of $318,911 compared to a net loss of $118,966 for the six months ended June 30, 2021, a change of $437,877. The primary reasons for the increased net income are the commencement of royalty income from an agreement with an unrelated third party and the change in the fair value of derivative liabilities. This was offset by $51,000 of amortization expense related to debt discount. For the six months ended June 30, 2022, the Company recorded a gain in the change in fair value of derivative liability of $192,919. This compares to a loss recognized for the six months ended June 30, 2021 of $27,866. This item is a non - cash item and was recorded in accordance with ASC 850 - 40 - 15. This guidance requires entities to evaluate whether an equity - linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Accounting for Derivative Instruments and Hedging Activities, ASC 815 - 10 - 15 - 74(a), and should be classified as a liability and marked - to - market. REVENUES Pursuant to the Purchase and Sale Agreement with an unrelated third party, the Company has a 2 . 5 % gross overriding royalty on all petroleum substances produced from three oil sands leases located in the southeast portion of the Peace River oil sands area that were sold in May, 2019 . For the six months ended June 30 , 2022 and 2021 , the Company earned royalties of $ 229 , 691 and $ 0 , respectively . DISCONTINUED OPERATIONS There was no discontinued operations activity in 2022 or 2021. INTEREST AND OTHER INCOME (EXPENSE) Included in other income (expense) for the six months ended June 30 , 2022 is amortization of debt discount of $ 51 , 000 . There was no amortization of debt discount for the six months ended June 30 , 2021 . In addition, for the six months ended June 30 , 2022 , there was income of $ 192 , 919 from the change in fair value of derivative liability . This compares to an expense of $ 27 , 866 for the six months ended June 30 , 2021 .

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Liquidity and Capital Resources As of June 30 , 2022 , we had $ 52 , 594 in cash, an increase of $ 44 , 898 from December 31 , 2021 . Management estimates that the Company will require approximately $ 115 , 000 to fund planned operations for the next twelve months and will likely be funded from the receipt of royalty revenue . Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment . Net cash provided by operating activities during the six months ended June 30 , 2022 was $ 125 , 858 , compared to net cash used in operating activities of $ 69 , 043 for the same period in the prior year . The increase in cash provided by operating activities was the commencement of the royalty revenue . Cash used in investing activities for the six months ended June 30 , 2022 and 2021 was $ 378 and $ 255 , respectively, resulting primarily from the change in the reclamation deposits . Net cash provided by (used in) financing activities for the six months ended June 30 , 2022 and 2021 was ( $ 78 , 209 ) and $ 50 , 000 , respectively . For June 30 , 2022 , the financing activities consisted of the repayment of convertible debt . For June 30 , 2021 , the financing activities consisted of proceeds from the issuance of convertible debt . We are an exploration stage company with limited operating history, which raises substantial doubt as to our ability to successfully develop profitable business operations and makes an investment in our common shares very risky . We have no long - term debt . We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months . If capital is not available to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares could be nearly worthless . We will require substantial additional capital to participate in the development of our properties which have not had any production of oil or natural gas as well as for acquisition and/or development of other producing properties . Because we currently have limited cash flow from operations, we need to raise additional capital, which may be in the form of loans from current shareholders and/or from private equity offerings . Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices . It will also be dependent upon the status of the capital markets at the time such capital is sought . Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected . In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all . We anticipate that we will incur the following expenditures through our current fiscal year :  $15,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties  $100,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses In 2022 , our capital requirements will mostly be associated with the maintenance of our lease payments to the Crown and general and administrative expenses . Going forward we expect the short - term and long - term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants . In addition, we continue to work with potential partners to discuss funding arrangements which would facilitate furtherance of our property interests . We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit - worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated . If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest . If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development or respond to competitive pressures .

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Our financing prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries . We have yet to generate substantial revenues from operations . There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will be able to operate profitably . Our future operating results will depend on many factors, including :  our ability to raise adequate working capital  success of our exploration and development  demand for natural gas and oil  the level of our competition  our ability to attract and maintain key management and employees and  our ability to efficiently explore, develop and produce sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs Volatility of oil and gas prices and markets could make it more difficult for us to achieve profitability and less likely for investors in our common shares to receive a return on their investment . Our ability to achieve profitability is substantially dependent on prevailing prices for natural gas and oil . The amounts and price obtainable for any oil and gas production that we achieve will be affected by market factors beyond our control . If these factors are not favorable over time to our financial interests, it is likely that owners of our common shares could lose their investments . Such factors include :  worldwide or regional demand for energy, which is affected by economic conditions  the domestic and foreign supply of natural gas and oil  weather conditions  domestic and foreign governmental regulations  political conditions in natural gas and oil producing regions  the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels  the price and availability of other fuels Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project . These changes and events may materially affect our financial performance .

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